SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Announcement of the Extraordinary General Meeting of Shareholders

On December 9, 2016, the Board of Directors of Woori Bank passed the following resolution to hold an extraordinary general meeting of shareholders on December 30, 2016.

Key Details Relating to the Extraordinary General Meeting of Shareholders

•	Meeting Date and Time: December 30, 2016; 10:00 a.m. (local time)

•	Venue: Woori Bank Head Office Building, 5th floor, 51, Sogong-ro, Jung-gu, Seoul, Korea

•	Agenda:

1)	Amendments to the Articles of Incorporation

2)	Appointment of directors (4 directors)

2-1	Candidate for outside director: Sung-Tae Ro
2-2	Candidate for outside director: Sang-Yong Park
2-3	Candidate for outside director: Zhiping Tian
2-4	Candidate for outside director: Dong-Woo Chang

3)	Appointment of “outside director who will serve as Audit Committee Member”*

- Candidate for “outside director who will serve as Audit Committee Member”

: Sang-Hoon Shin

4)	Appointment of Audit Committee Member who is an outside director

- Candidate for member of the Audit Committee who is an outside director

: Dong-Woo Chang

*	Agenda 3) The appointment of outside director under agenda 3 is separately conducted pursuant to Article 19-5 of the Act on Corporate Governance of Financial Companies.

Information regarding the outside director candidate recommendation is disclosed on Woori Bank’s website as well as the website of the Korea Federation of Banks.

•	Appointment of outside directors

Name	Date of Birth	Term	Appointment	Career Background	Serving as director of other companies

Sung-Tae Ro	September 1946	Until Dec. 30, 2018	New Appointment	- President, Korea Economic Research Institute - President, Hanwha Life Economic Research Institute	—

Sang-Hoon Shin	July 1948	Until Dec. 30, 2018	New Appointment	- President and CEO, Shinhan Financial Group - Visiting Professor, School of Business, Sungkyunkwan University	—

Sang-Yong Park	February 1951	Until Dec. 30, 2018	New Appointment	- Chairman, Public Fund Oversight Committee - Current) Honorary Professor, School of Business, Yonsei University	—

Zhiping Tian	February 1966	Until Dec. 30, 2018	New Appointment

-  Director-General Manager, Industrial and Commercial Bank of China (“ICBC”) Middle East Limited / ICBC London Limited

-  Vice President, ICBC, Branch of Sichuan Province

-  Current) Vice General Manager, China Fellow Partners Limited

Vice General Manager of China Fellow Partners Limited

Dong-Woo Chang	January 1967	Until Dec. 30, 2018	New Appointment	- Representative Partner, IMM Investment Management - Current) CEO, IMM Investment Corp.	CEO of IMM Investment Corp.

•	Appointment of Audit Committee member

Name	Term	Appointment
Sang-Hoon Shin	Until December 30, 2018	New Appointment
Dong-Woo Chang	Until December 30, 2018	New Appointment

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: December 9, 2016	By:	/s/ Kwang-Seok Kwon
(Signature)
Name: Kwang-Seok Kwon
Title: Managing Director